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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of November, 2003

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                                   5th Floor
                            Minami Ikebukuro 1-16-15
                                Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                     Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


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INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1. CRAYFISH NOMINATES NEW DIRECTORS AND STATUTORY AUDITORS. PRESS RELEASE DATED NOVEMBER 21, 2003.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: November 21, 2003

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                             FOR IMMEDIATE RELEASE

             CRAYFISH NOMINATES NEW DIRECTORS AND STATUTORY AUDITORS

Tokyo/New York, November 21, 2003 - Crayfish Co., Ltd. (Nasdaq: CRFH; MOTHERS:
4747) ("Crayfish" or "the Company"), a provider of Internet-related services for small and medium-seized enterprises in Japan, announced today that its board of directors has nominated two new directors and four new corporate auditors. These proposed nominations are subject to shareholder approval at the Company's ordinary shareholders' meeting scheduled for December 19, 2003.

New Directors
Mr. Kazuhiro Tamura has been nominated to serve as a Director and CFO of the Company and Mr. Yoshitaka Enoki has been nominated to serve as a Director of Crayfish.

Re-nominated Directors
Mr. Kazuhiko Muraki, the Company's President and Representative Director, has been re-nominated to serve as the Company's President and Representative Director and Mr. Masaaki Shimamura, a Director of the Company, has been re-nominated to serve as Director. To align the terms of current directors with those of newly appointed directors, Messrs. Muraki and Shimamura are expected to resign and then to be re-appointed at the close of the Company's ordinary shareholder's meeting scheduled for December 19, 2003.

New Auditors
Mr. Tatsuo Shigeta, Mr. Masataka Watanabe, Mr. Yuichiro Mori, and Mr. Tatsumasa Komatsu have each been nominated to serve as a Statutory Auditor of the Company.

Each of the following Statutory Auditors' terms of office will expire at the close of the ordinary shareholders' meeting scheduled for December 19, 2003:
Mr. Kazuhiko Yabe, Mr. Koichi Kawai, Mr. Junji Tsuge and Mr. Shunji Harane.

Contact Information:
Investor Relations Department
81-3-5951-7192